Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

ANNOUNCEMENT

MADE PURSUANT TO RULE 13.09 OF

THE RULES GOVERNING THE LISTING OF SECURITIES

ON THE STOCK EXCHANGE OF HONG KONG LIMITED AND

THE INSIDE INFORMATION PROVISIONS

This announcement is made by the board (the “Board”) of directors of Feishang Anthracite Resources Limited (the “Company” and together with its subsidiaries, the “Group”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

Reference is made to the listing document of the Company dated 31 December 2013 (the “Listing Document”) and the announcement of the Company dated 14 March 2014 (the “Announcement”) in relation to, among other things, the Restructuring Proposal and the Deed of Non-Competition. Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Listing Document and the Announcement.

SECOND RESTRUCTURING PROPOSAL

As set out in the Announcement, further to the subsequent discussions with Leading Group Office and Feishang Energy in February 2014, each coal mine enterprise group which has undergone merger and restructuring shall, in principle, reduce the number of its existing coal mines by 50%. Currently, Feishang Energy (together with the Group) possesses eight coal mines in Guizhou. In addition to the Restructuring Proposal detailed in the Announcement, Feishang Energy (as agreed by the Company) further proposes to adopt and implement the following restructuring proposal (the “Second Restructuring Proposal”) comprising:

(i)	acquisitions of three coal mines (the “Three Coal Mines”), namely Pingqiao Coal Mine (平橋煤礦) located in Langdai township, Liuzhi Special Zone, Guizhou province, the PRC (“Pingqiao Coal Mine”), Xingwang Coal Mine (興旺煤礦) located in Xinyao township, Liuzhi Special Zone, Guizhou province, the PRC (“Xingwang Coal Mine”) and Aohe Coal Mine (凹河煤礦) located in Machang township, Zhijin county, Guizhou province, the PRC (“Aohe Coal Mine”) (the “Acquisitions of the Three Coal Mines”), and

1

(ii)	acquisitions of four coal mines (the “Four Coal Mines”, together with the Three Coal Mines, collectively, the “Seven Coal Mines”), namely Dazhulin Coal Mine (大竹林煤礦) located in Yangchang township, Nayong county, Guizhou province, the PRC (“Dazhulin Coal Mine”), Hengfeng Coal Mine (恒豐煤礦) located in Yangchang township, Nayong county, Guizhou province, the PRC (“Hengfeng Coal Mine”), Xinhe Coal Mine (新禾煤礦) located in Guwang township, Fuquan county, Guizhou province, the PRC (“Xinhe Coal Mine”) and Shangmaying Coal Mine (上馬營煤礦) located in Chengxiang township, Fuquan county, Guizhou province, the PRC (“Shangmaying Coal Mine”) (the “Acquisitions of the Four Coal Mines”, together with the Acquisitions of Three Coal Mines, collectively, the “Second Proposed Acquisitions”).

Immediately following completion of the Acquisitions of the Three Coal Mines, the mining rights of the Three Coal Mines will be transferred to and retained by Feishang Energy for future operation of the Three Coal Mines; and immediately following completion of the Acquisitions of the Four Coal Mines, Feishang Energy will submit the mining right permits of the Four Coal Mines to the relevant authority for cancellation, and the coal resources and reserves of the Four Coal Mines will be retained by Feishang Energy.

The table below shows the permitted annual production capacity of the Seven Coal Mines proposed to be acquired by Feishang Energy under the Second Restructuring Proposal:

	Permitted annual
	production capacity
Coal Mines	(in tonnes)

By way of Acquisitions of the Three Coal Mines for retention
Pingqiao Coal Mine	150,000
Xingwang Coal Mine	300,000
Aohe Coal Mine (Note 1)	150,000

	600,000

By way of Acquisitions of the Four Coal Mines for closure
Dazhulin Coal Mine	150,000
Hengfeng Coal Mine	90,000
Xinhe Coal Mine	60,000
Shangmaying Coal Mine	60,000

	360,000	(Note 2)

Note 1:	The permitted annual production capacity of Aohe Coal Mine is 150,000 tonnes. Pursuant to the Second Restructuring Proposal, Feishang Energy will only acquire a 75% interest in the Aohe Coal Mine.

Note 2:	The coal resources and reserves of the Four Coal Mines will be retained by Feishang Energy upon completion of the Acquisitions of the Four Coal Mines and cancellation of the relevant mining right permits of the Four Coal Mines by the relevant authority.

2

DEED OF NON-COMPETITION

As disclosed in the Listing Document and the Announcement, the Controlling Shareholders, Feishang Energy and Feishang Enterprise executed the Deed of Non-Competition in favour of the Company on 24 December 2013, pursuant to which each of them has undertaken to, among other things:

•	notify the Company of any business opportunity which directly or indirectly competes or may so compete with the Core Businesses (i.e. the New Business Opportunity), if any of them becomes aware of such business opportunity; and

•	use its best endeavours to procure that the New Business Opportunity is first offered to the

Company on terms and conditions that are fair and reasonable.

For the purpose of the Deed of Non-Competition, “Core Businesses” shall include the acquisition and exploitation of coal mining rights (including the exploration, construction, development and operation of coal mines) located in Guizhou province in the PRC.

Under the Deed of Non-Competition, each of the Controlling Shareholders, Feishang Energy and Feishang Enterprise has granted to the Company, among the others, the following rights:

(i)	in the case that any Controlling Shareholder, Feishang Energy or Feishang Enterprise (or any of their respective Affiliates) wishes to sell any existing business or develop any new business that directly or indirectly competes, or may so compete with the Core Businesses, the relevant Controlling Shareholder, Feishang Energy or Feishang Enterprise shall, and shall procure that their respective Affiliates shall, give the Company the first opportunity to acquire such businesses on terms and conditions that are fair and reasonable and that are not less favourable than the terms they would offer to other third party purchasers;

(ii)	in the case that there is a New Business Opportunity offered to any of the Controlling Shareholders, Feishang Energy, Feishang Enterprise or any of their respective Affiliates (including any coal mine in Guizhou province which Feishang Energy is requested by the relevant regulatory authorities to acquire or consolidate in fulfilling its obligations as a coal mine consolidator), they shall notify the Company of such New Business Opportunity and use their best efforts to ensure that the offeror first offers such New Business Opportunity to the Company on terms and conditions that are fair and reasonable and that are not less favourable than the terms that such offeror would offer to the relevant Controlling Shareholder, Feishang Energy, Feishang Enterprise or any of their respective Affiliates, in each of the cases above, the Company may exercise such rights subject to any relevant laws, regulations and applicable listing rules and existing third party pre-emptive rights. The relevant Controlling Shareholder, Feishang Energy or Feishang Enterprise shall, following the exercise of such rights by the Company, as soon as practicable and subject to any relevant laws, regulations and applicable listing rules and existing third party pre-emptive rights, do all acts and execute all documents necessary to enable the rights of the Company to take effect.

3

In addition, the Company has been granted, for the duration of the non-compete period, the option to purchase, among other things, any existing coal mines in Guizhou province which are held by any Controlling Shareholder, Feishang Energy or Feishang Enterprise or any other coal mines in Guizhou province which the Group chooses not to exercise its rights to acquire (see above) but which have been acquired by Feishang Energy in fulfilling its obligations as a coal mine consolidator, for consideration to be determined based on the valuation appraised by an independent qualified valuer to be jointly appointed by the relevant Controlling Shareholder, Feishang Energy or Feishang Enterprise on the one hand, and the Company on the other hand. Such option may be exercised at any time subject to any relevant laws, regulations and applicable Listing Rules and existing third party pre-emptive rights and the relevant Controlling Shareholder, Feishang Energy or Feishang Enterprise shall, following the exercise of such option by the Company, as soon as practicable and subject to any relevant laws, regulations and applicable Listing Rules and existing third party pre-emptive rights, do all acts and execute all documents necessary to effect such acquisition.

RIGHTS OF FIRST REFUSAL AND FIRST OFFER GRANTED TO THE COMPANY

On 19 March 2014, Feishang Energy, pursuant to the Deed of Non-Competition, notified the Company in respect of the Second Proposed Acquisitions and offered to the Company the opportunity to acquire the Seven Coal Mines. Having evaluated (i) each of the Seven Coal Mines based on its quality and quantity of anthracite coal reserves, the stage of its development, mining conditions, potential synergies with the Company’s existing business; (ii) the time constraint of Guizhou province’s coal mine consolidation policies; and (iii) the financial resources of the Group, the Board has decided not to exercise its rights of first refusal and first offer to acquire the Seven Coal Mines. The Board considers that the non-exercise of the rights of first refusal and first offer to acquire the Seven Coal Mines is in the interests of the Company and its Shareholders as a whole.

OPTION TO PURCHASE

Under the Deed of Non-competition, the Company has been granted, for the duration of the non- compete period, the option to purchase the Seven Coal Mines which have been acquired by Feishang Energy. Under the Listing Rules, the exercise or the non-exercise of such option which is at the Company’s discretion will constitute a connected transaction of the Company subject to the relevant requirements under the Listing Rules. Currently, the Company has no intention to exercise its discretion to exercise its option or not. The Company will comply with the relevant requirements under the Listing Rules as and when appropriate should it decide to exercise the option to purchase or not.

IMPACT OF THE RESTRUCTURING PROPOSALS

Upon completion of the implementation of the Restructuring Proposal and the Second Restructuring Proposal, subject to the approval by the relevant authorities in Guizhou province, the Group will own and operate six coal mines in Guizhou province, namely Baiping Coal Mine, Yongsheng Coal Mine, Dayun Coal Mine, Dayuan Coal Mine, Liujiaba Coal Mine and Gouchang Coal Mine. Based on the information currently available, the Board preliminarily assesses that there is only minimal impact on the financial and operational aspects of the Group.

4

The Board together with the Directors thereof confirm that the contents of this announcement do not contain any false statements, misleading representations or material omissions, and all of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the contents of this announcement.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
FEISHANG ANTHRACITE RESOURCES LIMITED
Li Feilie
Chairman

Hong Kong, 24 March 2014

As at the date of this announcement, our executive directors are Li Feilie, Han Weibing, Wan Huojin, Tam Cheuk Ho and Wong Wah On Edward and our independent non-executive directors are Lo Kin Cheung, Huang Zuye and Gu Jianshe.

5